

For Immediate Release

Contact: Mark H. Collin
           Phone: 603-773-6612
           Fax: 603-773-6605
           Email: collin@unitil.com

Unitil Reports Year-End Earnings

Hampton, NH - February 11, 2003: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced 2002 earnings of $5.8 million, or $1.23 per share on a diluted basis, compared to $0.8 million, or $0.18 in 2001.

Robert G. Schoenberger, Unitil's Chairman and Chief Executive Officer said, "Unitil has achieved several major milestones by completing the legislatively-mandated restructuring of our New Hampshire and Massachusetts operations, securing $7 million annually in higher distribution revenues reflecting increased investment and operating expenses, and implementing a management succession and streamlining which is estimated to save over $2 million annually. These achievements have eliminated major regulatory uncertainties which have adversely affected our financial results over the last few years. Unitil enters 2003 on a new, strong and stable financial and operational base."

Results for both 2002 and 2001 included significant non-recurring charges that affected earnings. In the fourth quarter of 2002, Unitil recorded a non-recurring Restructuring Charge of $1.6 million, or $0.20 per share, associated with changes to our organizational structure including the reduction of a number of management and administrative positions.

Excluding the 2002 and 2001 non-recurring items, comparable earnings per share were $1.43 for 2002 and $1.51 for 2001. This decrease is largely attributable to higher employee health and pension costs and increased depreciation and amortization expense, reflecting increased investments in utility plant and accelerated recovery of certain regulatory assets. These impacts were partially offset by higher distribution revenues.

For the fourth quarter of 2002, earnings per share were $0.31, including the non-recurring Restructuring Charge of $0.20 per share. Excluding the effect of non-recurring items, fourth quarter comparable earnings per share were $0.51 and $0.53 per share in 2002 and 2001, respectively.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This news release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to; variations in weather, changes in the regulatory environment, customers' preferences on energy sources, general economic conditions, increased competition and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of the Company.

<u>Unitil Corporation</u>
(Amounts In Thousands, except Shares and Per Share Data)

| | Three Months Ended December 31, | |
	2002	2001
Operating Revenues	$ 50,573	$ 47,429
Purchased Power & Gas	33,083	32,322
Operation & Maintenance	7,506	5,948
Restructuring Charge	1,598	---
Depreciation, Amortization, Taxes & Other	5,295	5,031
Operating Income	3,091	4,128
Interest Expense, Net	1,506	1,549
Investment Write-down, net of tax	---	2,400
Other Non-Operating Expenses	50	28
Net Income	1,535	151
Preferred Dividends	63	62
Net Income Applicable to Common Stock	$ 1,472	$ 89

Earnings per Common Share

	2002	2001
Net Income Applicable to Common Stock	$ 0.31	$ 0.03
Non-recurring Items:		
Restructuring Charge, net of tax	(0.20)	n/a
Investment Write-down, net of tax	n/a	(0.50)
Earnings Before Non-recurring Items	$ 0.51	$ 0.53
Average Common Shares Outstanding	4,766,231	4,760,617

(Amounts In Thousands, except Shares and Per Share Data)

		Twelve Months Ended December 31,		
		2002		2001
Operating Revenues	$	188,386	$	207,022
Purchased Power & Gas		125,741		146,774
Operation & Maintenance		25,667		25,000
Restructuring Charge		1,598		---
Depreciation, Amortization, Taxes & Other		22,132		20,854
Operating Income		13,248		14,394
Interest Expense, Net		7,057		6,797
Extraordinary Item, net of tax		---		3,937
Investment Write-down, net of tax		(82)		2,400
Other Non-Operating Expenses		185		170
Net Income		6,088		1,090
Preferred Dividends		253		257
Net Income Applicable to Common Stock	$	5,835	$	833

Earnings per Common Share

Net Income Applicable to Common Stock	$	1.23	$	0.18
Non-recurring Items:				
Restructuring Charge, net of tax		(0.20)		n/a
Investment Write-down, net of tax		n/a		(0.50)
Extraordinary Item, net of tax		n/a		(0.83)
Earnings Before Non-recurring Items	$	1.43	$	1.51
Average Common Shares Outstanding		4,762,166		4,759,822

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-772-0775.